LEGAL*45286474.2

CORPORATE STRUCTURE ................................................................................................................................................. 8 GENERAL DEVELOPMENT OF THE BUSINESS .................................................................................................................... 9 DESCRIPTION OF THE BUSINESS .................................................................................................................................... 11 MINERAL PROPERTIES ................................................................................................................................................... 19 RISK FACTORS ................................................................................................................................................................ 33 NOTES ........................................................................................................................................................................... 55 DIVIDENDS .................................................................................................................................................................... 55 DESCRIPTION OF CAPITAL STRUCTURE .......................................................................................................................... 56 MARKET FOR SECURITIES .............................................................................................................................................. 57 DIRECTORS AND OFFICERS ............................................................................................................................................ 58 LEGAL PROCEEDINGS AND REGULATORY ACTIONS ........................................................................................................ 66 INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS .................................................................... 66 TRANSFER AGENT AND REGISTRAR ............................................................................................................................... 66 MATERIAL CONTRACTS .................................................................................................................................................. 66 TECHNICAL REPORTS ..................................................................................................................................................... 67

Annual Information Form CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES NI 43-101 SEC NON-GAAP MEASURES Total Cash Costs per Gold Equivalent Ounce IFRS

Sustaining Capital Growth Capital All-in Sustaining Costs per Gold Equivalent Ounce WGC

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION TECHNICAL INFORMATION

. ADDITIONAL INFORMATION RRRL

New Gold Company  Rainy River Mine  New Afton Mine Cerro San Pedro Mine DEVELOPMENTS – MINES AND PROJECTS Rainy River Mine New Afton Mine

TAT New Afton PA Ontario Teachers’ JV Interest Option New Afton Transaction Peak Mines Mesquite Mine Blackwater Project DEVELOPMENTS – FINANCIAL Credit Facility Credit Facility

Senior Notes Gold and Copper Hedging Equity Offerings Common Shares Offering

PRINCIPAL PRODUCTS SPECIALIZED SKILLS AND KNOWLEDGE COMPETITIVE CONDITIONS OPERATIONS Mineral Reserves and Mineral Resources Foreign Operations Employees

Total As at December 31, 2020, 74 employees at the Cerro San Pedro Mine belonged to a union. Environmental Protection and Social and Environmental Practices MAC ITRB

TECHNICAL INFORMATION CIM Standards Definitions CIM Standards Technical Terms and Abbreviations

newgold

SUMMARY OF MINERAL RESERVES AND MINERAL RESOURCES

A summary of New Gold's Mineral Reserve and Mineral Resource estimates as at December 31, 2020 are presented in the following table.

Mineral Reserves and Mineral Resources Summary (1)	As at December 31, 2020			As at December 31, 2019		
Proven and Probable Mineral Reserves	Gold koz	Silver koz	Copper Mlbs	Gold koz	Silver koz	Copper Mlbs
Rainy River	**2,598**	**7,152**	-	**2,636**	**6,266**	-
Open Pit	1,599	3,518	-	1,748	3,602	-
Underground	672	1,795	-	549	1,034	-
Low grade and stockpile	327	1,839	-	339	1,629	-
New Afton	**958**	**2,670**	**758**	**1,005**	**2,844**	**802**
Blackwater(3)	-	-	-	8,170	60,800	-
Total Proven and Probable Reserves	**3,556**	**9,822**	**758**	**11,811**	**69,909**	**802**
Measured and Indicated Mineral Resources (exclusive of Mineral Reserves) (1)						
Rainy River	**2,005**	**5,125**	-	**1,914**	**5,120**	-
Open Pit	187	562	-	245	789	-
Underground	1,818	4,563	-	1,669	4,331	-
New Afton	**1,182**	**4,246**	**1,003**	**1,118**	**3,754**	**933**
Blackwater	-	-	-	1,402	8,915	-
Total Measured and Indicated Mineral Resources	**3,187**	**9,371**	**1,003**	**4,434**	**17,788**	**933**
Total Inferred Mineral Resources	**412**	**917**	**143**	**754**	**3,124**	**121**

1. *Refer to the detailed Mineral Reserve and Mineral Resource tables as at December 31, 2020 that follow in this Annual Information Form.*
2. *The Mineral Reserves and Mineral Resources stated above are as at December 31, 2020 and do not reflect any events subsequent to that date.*
3. *The Blackwater Project was sold to Artemis Gold on August 21, 2020.*

Consolidated gold Mineral Reserves decreased by approximately 8.25 million gold ounces as compared to 2019. This decrease includes approximately 8.17 million gold ounces related to the sale of the Blackwater Project, 253,000 gold ounces of mining depletion at the Rainy River Mine and approximately 85,000 gold ounces of mining depletion at the New Afton Mine. Mining depletion was partially offset by approximately 253,000 ounces of positive resource to reserve conversion from updated mine designs and operational plans at both mines.

At the Rainy River Mine, total Mineral Reserves slightly decreased by approximately 38,000 gold ounces over the prior year, primarily due to mine depletion that was partially offset by the conversion of 215,000 gold ounce from Mineral Resources to Mineral Reserves (92,000 open pit mine plan and 123,000 underground mine plan) due to updated mine designs and operational plan optimization. The increase in Mineral Reserves was driven by updated metal price assumptions and updated cut-off grades for underground reserves. At the New Afton Mine, Mineral Reserves decreased by approximately 47,000 gold ounces over the prior year as a result of mine depletion that was partially offset by the addition of 38,000 gold ounces from the C-Zone mine plan optimization.

Consolidated Measured and Indicated Mineral Resources decreased by approximately 1.2 million gold ounces due to the sale of the Blackwater Project to Artemis Gold in August 2020. Consolidated Inferred Mineral Resources decreased by approximately 340,000 gold ounces due such sale. This decrease was partially offset by increased underground Mineral Resources at the Rainy River and New Afton Mines. At the Rainy River Mine Measured and Indicated Mineral Resources have increased by 91,000 gold ounces due to higher gold prices and lower cut-off grades applied for underground ore

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material. Total Measured and Indicated Mineral Resources at the New Afton Mine increased by approximately 64,000 gold ounces driven by additional drilling in 2020. Consolidated Inferred Mineral Resources decreased by approximately 340,000 gold ounces due the sale of the Blackwater Project.

Mineral Reserves

New Gold's Mineral Reserve estimates as at December 31, 2020 are presented in the following table.

		Metal grade			Contained Metal		
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER							
Direct processing reserves							
Open Pit							
Proven	14,333	1.22	2.5	-	563	1,137	-
Probable	27,273	1.18	2.7	-	1,036	2,381	-
Open Pit P&P (direct proc.)	41,606	1.20	2.6	-	1,599	3,518	-
Stockpile DPO							
Proven	599	0.73	3.2	-	14	62	-
Probable	-	-	-	-	-	-	-
Total Stockpile	599	0.73	3.2	-	14	62	-
Low grade reserves							
Open Pit							
Proven	5,401	0.35	2.0	-	61	346	-
Probable	12,924	0.35	2.3	-	144	967	-
Open Pit P&P (low grade)	18,325	0.35	2.2	-	205	1,313	-
Stockpile							
Proven	7,987	0.42	1.8	-	108	464	-
Probable	-	-	-	-	-	-	-
Open Pit P&P (stockpile)	7,987	0.42	1.8	-	108	464	-
Open Pit P&P (Direct proc. & Low grade)	**68,517**	**0.87**	**2.4**	-	**1,926**	**5,357**	-
Underground							
Proven	-	-	-	-	-	-	-
Probable	5,399	3.87	10.3	-	672	1,795	-
Underground P&P (direct proc.)	5,399	3.87	10.3	-	672	1,795	-
Combined Direct proc. & Low grade							
Proven	28320	0.82	2.2	-	746	2,009	-
Probable	45,596	1.26	3.5	-	1,852	5,143	-
Total Rainy River P&P	**73,916**	**1.09**	**3.0**	**-**	**2,598**	**7,152**	**-**
NEW AFTON							
A&B Zones							
Proven	-	-	-	-	-	-	-
Probable	8,047	0.49	2.3	0.69	126	593	122
B3 Zone							
Proven	-	-	-	-	-	-	-
Probable	9,325	0.63	1.4	0.74	189	418	152
C-Zone							
Proven	-	-	-	-	-	-	-
Probable	29,252	0.68	1.8	0.75	643	1,659	484
Total New Afton P&P	**46,624**	**0.64**	**1.8**	**0.74**	**958**	**2,670**	**758**
TOTAL PROVEN & PROBABLE RESERVES					**3,556**	**9,822**	**758**

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Measured and Indicated Mineral Resources (Exclusive of Mineral Reserves)

Mineral Resource estimates as at December 31, 2020 (exclusive of mineral reserves) are presented in the following tables:

		Metal grade			Contained metal		
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER							
Direct processing resources							
Open Pit							
Measured	592	1.51	2.4	-	29	46	-
Indicated	3,696	1.11	3.1	-	132	370	-
Open Pit M&I *(direct proc.)*	4,288	1.17	3.0	-	161	416	-
Underground							
Measured	-	-	-	-	-	-	-
Indicated	18,494	3.06	7.7	-	1,818	4,563	-
Underground M&I *(direct proc.)*	18,494	3.06	7.7	-	1,818	4,563	-
Low grade resources							
Open Pit							
Measured	236	0.34	1.9	-	3	15	-
Indicated	2,054	0.35	2.0	-	23	131	-
Open Pit M&I (low grade)	2,290	0.35	2.0	-	26	146	-
Combined M&I							
Measured	828	1.20	2.3	-	32	61	-
Indicated	24,244	2.53	6.5	-	1,973	5,064	-
Total Rainy River M&I	**25,072**	**2.49**	**6.4**	-	**2,005**	**5,125**	-
NEW AFTON							
A&B Zones							
Measured	19,920	0.52	1.4	0.72	335	867	314
Indicated	11,691	0.36	2.5	0.56	135	933	145
A&B Zone M&I	31,612	0.46	1.8	0.66	470	1,800	460
C-Zone							
Measured	6,156	0.82	2.1	0.99	163	417	135
Indicated	16,398	0.68	2.4	0.82	356	1,261	295
C-Zone M&I	22,554	0.72	2.3	0.86	519	1,678	430
HW Lens							
Measured	-	-	-	-	-	-	-
Indicated	12,333	0.49	1.9	0.42	194	769	114
HW Lens M&I	12,333	0.49	1.9	0.42	194	769	114
Combined M&I							
Measured	26,076	0.59	1.5	0.78	497	1,281	449
Indicated	40,422	0.53	2.3	0.62	684	2,965	554
Total New Afton M&I	**66,498**	**0.55**	**2.0**	**0.68**	**1,182**	**4,246**	**1,003**
TOTAL M&I RESOURCES					**3,187**	**9,371**	**1,003**

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Inferred Mineral Resources Tonnes 000s Gold g/t Silver g/t Copper % Gold Koz Silver Koz Copper Mlbs RAINY RIVER Direct processing Open Pit Underground 797 1,599 0.97 3.30 2.4 2.8 - - 25 170 82 146 - - Total Direct Processing Low grade resources Open Pit Rainy River Inferred 2,396 681 3,077 2.52 0.35 2.05 2.7 1.4 2.6 - - - 195 8 203 228 30 258 - - - NEW AFTON A&B Zones 7,671 0.34 1.3 0.33 83 311 56 C-Zone 10,640 0.37 1.0 0.37 126 349 87 HW Lens 3 0.49 0.6 0.19 - - - New Afton Inferred 18,313 0.36 1.1 0.36 209 659 143 TOTAL INFERRED RESOURCES 412 917 143 Notes to Mineral Reserve and Resource Estimates FX Contained metal Metal grade Copper FX $/pound CAD:USD Silver $/ounce Gold $/ounce Mineral Resources Lower Cut-off Mineral Reserves Lower cut-off Mineral Property

RAINY RIVER MINE, CANADA Project Description, Location, Access and Other Information

Royal Gold History Nuinsco Bayfield Geological Setting, Mineralization and Deposit Types

Exploration and Drilling

Sampling, Analysis and Data Verification Mineral Processing and Metallurgical Testing Infrastructure, Permitting and Compliance Activities

TMA EPA ENDM

Mineral Reserve and Mineral Resource Estimates Mining Operations Mining Methods Recovery Methods

Capital and Operating Costs Development and Exploration NE Trend

NEW AFTON MINE, CANADA Project Description, Location, Access and Other Information Afton Mining Lease History

Geological Setting, Mineralization and Deposit Types Exploration and Drilling

Sampling, Analysis and Data Verification Mineral Processing and Metallurgical Testing

Infrastructure, Permitting and Compliance Activities Mineral Reserve and Mineral Resource Estimates

Mining Operations Mining Methods LHD

Recovery Methods Capital and Operating Costs

Development and Exploration CERRO SAN PEDRO MINE, MEXICO MSX Mine Closure

COVID-19

CHANGES IN METAL PRICES         

PRODUCTION ESTIMATES COST ESTIMATES CONSTRUCTION RISKS

VOLATILITY IN THE MARKET PRICE OF THE COMPANY’S SECURITIES GOVERNMENT REGULATION

PERMITTING permits

DEPENDENCE ON THE RAINY RIVER AND NEW AFTON MINES OPERATING RISKS EXPLORATION AND DEVELOPMENT RISKS

Investment Risk FINANCING RISKS NEED FOR ADDITIONAL MINERAL RESERVES AND MINERAL RESOURCES UNCERTAINTY IN THE ESTIMATION OF MINERAL RESERVES AND MINERAL RESOURCES

UNCERTAINTY RELATING TO INFERRED MINERAL RESOURCES IMPAIRMENT CGU

TITLE CLAIMS AND RIGHTS OF INDIGENOUS PEOPLES ENVIRONMENTAL RISKS

INSURANCE AND UNINSURED RISKS

RECLAMATION COSTS FOREIGN CURRENCY EXCHANGE RATES  transaction exposure  exposure to currency risk  translation exposure

GLOBAL ECONOMIC CONDITIONS IMPACT OF PANDEMIC DISEASE ON GLOBAL ECONOMIC CONDITIONS AND ECONOMIC PERFORMANCE GLOBAL FINANCIAL CONDITIONS

DEBT AND LIQUIDITY RISK TAXATION

RISKS RELATED TO FURTHER PROCESSING Unrefined Product AVAILABILITY AND PRICE OF INPUTS INFRASTRUCTURE

COMMUNITY RELATIONS, LICENSE TO OPERATE AND REPUTATION NGOs CLIMATE CHANGE RISKS

GEOTECHNICAL RISKS LABOUR AND EMPLOYMENT MATTERS LITIGATION AND DISPUTE RESOLUTION

TITLE RISKS COMPETITION RETENTION OF KEY PERSONNEL HEDGING

COUNTERPARTY RISK INVESTMENT RISK DISCLOSURE AND INTERNAL CONTROLS SOX

CONFLICTS OF INTEREST CORRUPTION AND BRIBERY LAWS ACQUISITION AND INTEGRATION RISKS

FOREIGN OPERATIONS INFORMATION SYSTEMS SECURITY THREATS IT

7.50% SENIOR NOTES DUE 2027 2027 Notes 2027 Note Indenture 6.375% SENIOR NOTES DUE 2025 2025 Notes 2025 Note Indenture

COMMON SHARES RATINGS   S&P Moody’s

SGL TRADING PRICE AND VOLUME Common Shares

2020 High (C$) Low (C$) Volume

RENAUD ADAMS NICHOLAS CHIREKOS GILLIAN DAVIDSON

JAMES GOWANS MARGARET MULLIGAN

IAN PEARCE MARILYN SCHONBERNER

ROBERT CHAUSSE ANNE DAY SEAN KEATING ANKIT SHAH

ERIC VINET STANDING COMMITTEES OF THE BOARD Board Committee Committee Members Status

CORPORATE CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS CONFLICTS OF INTEREST AUDIT COMMITTEE Audit Committee Charter Composition of the Audit Committee (1) A member of an Audit Committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of the member’s independent judgment.

(2) An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. Relevant Education and Experience Pre-Approval Policies and Procedures Auditors and External Auditor Service Fees (by category) Financial Years Ending December 31 Audit Fees (1) Audit Related Fees (2) Tax Fees (3) All Other Fees(4) (1) The aggregate fees billed for the performance of the audit or review of the Company’s financial statements. (2) The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”, including fees related to the equity and debt offerings of the Company, in each of the respective years. Also included are the securities and audit related fees relating to the Blackwater Project Carve-out Financial Statements, which were included in both the Base Shelf Prospectus and Business Acquisition Report of Artemis Gold, the fees of which were reimbursed by Artemis Gold to the Company. (3) The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. (4) In 2019, All Other Fees consists of a strategic planning workshop organized by Monitor Deloitte.

  

  Technical Reports  Rainy River Mine Technical Report  New Afton Mine Technical Report

SCHEDULE A AUDIT COMMITTEE CHARTER Purpose and Authority Committee Board Company Composition, Procedures and Organization Audit Committees NI 52-110 IFRS

Chair Meetings CEO CFO Duties and Responsibilities Financial Reporting and Disclosure i. ii. iii. iv. v.

MD&A External Auditor

i. ii. iii. Internal Controls and Audit

Financial Risk Management General Foreign Corrupt Practices Act Corruption of Foreign Public Officials Act Extractive Sector Transparency Measures Act Oversight Function

Chair of the Committee Review

SCHEDULE B DEFINITIONS Term Definition assay atomic absorption (AA) ball mill batholith block cave block model bornite breccia bullion by-product calc-alkalic Cenozoic chalcocite chalcopyrite concentrate

Term Definition core Cretaceous crushing crust cyanidation decline deformation Devonian dilution doré electrowinning fault Feasibility Study felsic fire assay flotation

Term Definition formation geophysical survey grade grinding (milling) hectares hedging Indicated Mineral Resource* Inferred Mineral Resource* infill intrusive low-grade mafic Measured Mineral Resource*

Term Definition mill mineral claim / property / concession Mineral Reserve* Mineral Resource* Modifying Factors open pit mine ore Paleozoic porphyry Pre-Feasibility Study

Term Definition Probable Mineral Reserve* Proven Mineral Reserve* pyrite pyroclastic Qualified Person* quality assurance and quality control (QA/QC) reclamation reclamation and closure costs recovered grade recovery

Term Definition refining reverse circulation run-of-mine (ROM) sample scoping study sedimentary rocks semi-autogenous (SAG) mill shear zone stock stockpile tailings tailings facility tonne ton tuff vein volcanics

SCHEDULE C ABBREVIATIONS AND MEASUREMENT CONVERSION  

Imperial Converts to Metric

SCHEDULE D EXCHANGE RATE AND METAL PRICE INFORMATION Exchange Rate 2020 2019 2018 (1) Calculated as an average of the daily noon rates for each period. Gold Prices LBMA 2020 ($) 2019 ($) 2018 ($) Copper Prices 2020 ($) 2019 ($) 2018 ($)